INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

April 26, 2016

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Kaizen Hedged Premium Spreads Fund (formerly Kaizen Credit Spread Fund).

Ladies and Gentlemen:

This letter summarizes certain comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 23, 2016 and April 25, 2016, on the Registrant’s registration statement filed on Form N-1A with respect to the Kaizen Hedged Premium Spreads Fund (formerly filed as Kaizen Credit Spread Fund) (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and reflected in the Registrant’s registration statement filed concurrently with this correspondence.

PROSPECTUS

Summary Section

1.	The last sentence in Footnote 2 to the Fees and Expenses of the Fund table states “The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.” Please revise this sentence to specifically state when the recoupment can occur (as discussed more thoroughly on page 14 of the Prospectus). The SEC staff’s position is that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years, the Fund should accrue a liability for the recoupment expenses (see minutes of the AICPA Investment Companies Expert Panel calls for April 2011 and March 2012). In addition, the Fund should record a liability for the repayment of waived fees or expense payments to the advisor pursuant to FASB ASC 946-20-25-4 and the criteria of FASB ASC 450-20-25-2 (see Section 8.08 of the AICPA Audit & Accounting Guide for Investment Companies).

Response:  As a follow up to the Registrant’s previous response to this item as filed on April 20, 2016, Footnote 2 has been removed because the Fund’s advisor is not waiving fees or reimbursing expenses to the Fund.  If and when the expense waiver is in effect, the Registrant will consider if the Fund meets the criteria in FASB ASC 450-20-25-2 to record a liability for the recoupment amount.  In addition, the Fund will include disclosure stating when the recoupment can occur as requested.

Principal Risks of Investing

2.	Please expand the disclosure under “Management and Strategy Risk” to elaborate upon the specific risks of the management style, including risks associated with investing in VIX® futures to reduce volatility.

Response:  The Registrant has revised the disclosure as follows:

“Management and Strategy Risk.  ~~The Advisor enters into credit spreads for the Fund based upon the Advisor’s analysis of the daily market prices for various exchange-traded volatility instruments~~. ~~and determination of the current and expected volatility environment of the stock market.~~  Risks inherent in the use of options and futures contracts include: imperfect correlation between the price of the options and futures contracts and movements in the prices of the underlying securities being hedged; the fact that skills needed to use this strategy are different from those needed to select portfolio securities; and the possible absence of a liquid secondary market for any particular instrument at any time.  The Advisor’s proprietary process for analyzing daily market prices for VIX® futures and options as well as the Advisor’s determination of the current and expected volatility environment are designed to help lower these risks. The value of your investment depends on the alternative techniques and analyses that may be employed by the Advisor, which may not produce the desired results, and on the judgment on the Advisor, which may prove to be incorrect.  The Fund may lose money if the Advisor’s investment management strategies do not achieve the Fund’s investment objective or if the Advisor does not implement the Fund’s investment strategies successfully.  These risks may be heightened with respect to the Fund, as compared to funds employing more traditional investment strategies and techniques.”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Diane Drake (626-385-5777) or Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE
Diane J. Drake
Investment Managers Series Trust II

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